September 24, 2012

Merger Update

Dear Shareholders,

The merger with the Cutler Funds is proceeding on schedule. We have obtained the necessary shareholder votes to approve the merger - thanks. Some shareholders have expressed an interest in attending the shareholder approval meeting on the 27th. This is just an administrative meeting that will take about ten minutes to certify the vote. You are of course entitled to attend, but I believe you would be disappointed and find it a waste of time.

Hard to Believe

In the face of an avalanche of bad news, our stock Growth & Income Fund has continued to advance; up 19.7% as of the date of this letter. This compares to the Dow Jones and S&P 500 up 12.5% and 17.6% respectively, despite the ineptitude of European and U.S. politicians. We fully expect that the stock market is sufficiently undervalued to continue to deliver low annualized double digit returns well into 2013 as the political elite continue to spend trillions of freshly printed dollars in an effort to prop up the economy.

I know this isn't official evidence that the economy is improving, but in a driving around Seattle there is a significant amount of construction activity as evidenced by the very tall construction cranes. It has just been in the last few months that those empty lots are now a beehive of activity.

How Much is a Trillion Dollars?

I know most of us have a difficult time getting out arms around how much a trillion dollars is, but one of the newsletters I subscribe to expressed a trillion in terms of time. A million seconds is 12 days, a billions seconds is 32 years, and a trillion seconds is 32,000 years. As the newsletter writer noted, 32,000 years ago we were not considered Homo sapiens as we were not standing erect. In the last four years our elected officials have added four trillion dollars (128,000 years) to the national debt. Much of this endless deficit spending can be attributed to fighting foreign wars to protect our "national security" (oil). Ask yourself, "Is it worth it to spend trillions and sacrifice thousands of lives so we can have cheap gasoline?" "We have met the enemy, and he is us." - Pogo.

The Next Step

At the end of this week your Elite Funds shares will be exchanged for an equal dollar amount of the Cutler Funds. You will receive a statement from Elite Funds showing the liquidation of the account, followed by a statement from the Cutler funds showing your investments in their funds.

After September 27th I will no longer be in the office. If you wish to leave a message (phone number unchanged) with Jodi and Jessica I will do my best to return the call. I will also be establishing a new email account (dickiemac007@gmail.com) if you wish to contact me through email.

Once again thank for the many years of loyalty and friendship.
You are in good hands with the Cutler Funds and Erich Patten who will be managing the Seattle office.

Warm Regards,

Dick McCormick

NAV as of 9/21/12

Elite Income Fund: $10.40

Growth & Income: $15.88